UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Woori Bank ———————————————————————————————————
(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul 04632, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Report Regarding Contemplated Holding Company Structure

Woori Bank is currently reviewing a potential conversion of its structure to a holding company structure for its improvement of management efficiencies and diversification of business offerings; however, no decisions have been made as of this date.

In making such decision, Woori Bank will comprehensively consider the related issues from the perspective of all stakeholders, including shareholders and customers, and will provide additional disclosure as necessary.

The above is Woori Bank’s response to an inquiry made by the Korea Exchange regarding such subject matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank

Date: February 24, 2017	By:	/s/ Hyun Seok Shin
	Name:	Hyun Seok Shin
	Title:	Executive Vice President